Itaú Unibanco Holding S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Itaú Unibanco Holding’s 2013 Form 20-F Filed
at the SEC and CVM

Itaú Unibanco Holding S.A. (BM&FBOVESPA: ITUB3, ITUB4; NYSE: ITUB) filed its annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2013 Form 20-F is available on both the SEC’s website at (www.cvm.gov.br) and the Comissão de Valores Mobiliários (CVM - Brazilian Securities and Exchange Commission) website at (www.sec.gov) as well as on the Company’s Investor Relations website at (www.itau.com.br/investor-relations).

In addition, shareholders may receive a hard copy of the Company´s complete audited Financial Statements of the last fiscal year, free of charges by requesting a copy to Investor Relations Department, by e-mail investor.relations@itau-unibanco.com.br, indicating the Form needed, your contact information and the complete address.

São Paulo-SP, April 2, 2014.

Investor Relations Area